Exhibit 99.1

NYMOX PHARMACEUTICAL CORPORATION

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders (the “Meeting”) of Nymox Pharmaceutical Corporation (the “Corporation”) will be held on April 23, 2015 at the Sheraton Montreal Airport Hotel, 555 McMillan Boulevard, Montreal, Quebec, Canada H9P 1B7, at 3:00 pm EST for the following purpose:

1. A motion to transfer the Company's head office and domicile from Quebec, Canada to the Bahamas;

All shareholders are invited to attend the Meeting.

By order of the Board of Directors,

/s/ Paul Averback MD
Paul Averback MD
CEO & President

March 31, 2015
Hasbrouck Heights, New Jersey

Note:         As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose before 5:00 p.m. (EDT), April 21, 2015, unless it is your intention to attend the Meeting in person. The record date for the determination of those shareholders entitled to receive this notice and to vote at the Meeting is March 24, 2015. A management proxy circular is attached to the present notice.